May 22, 2020

Douglas MacLellan
Chairman
eWellness Healthcare
333 Las Olas Way
Suite 100
Ft Lauderdale, FL 33301

Dear Douglas,

It is with regret that I tender my resignation from the eWellness Healthcare Board of Directors as well as my role of CEO effective immediately.

I am grateful for having the opportunity to serve on the Board of this organization, and I offer my best wishes for the company's success.

Sincerely,

Darwin Fogt

Cc: Curtis Hollister, David Markowski